HEMISPHERE MEDIA GROUP, INC.
2000 Ponce de Leon Blvd., Suite 500
Coral Gables, FL 33134

April 12, 2016
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1065

Attention: Mr. Gregory Dundas

Hemisphere Media Group, Inc.
Registration Statement on
Form S‑3 (File No. 333-210670)
Dear Mr. Dundas:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) relating to the registration of Class A common stock, par value $0.0001 per share, preferred stock, par value $0.0001 per share, debt securities and warrants that Hemisphere Media Group, Inc. (the “Company”) may offer for sale from time to time with an aggregate initial offering price of $250,000,000 be accelerated to April 13, 2016 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.
The Company hereby acknowledges that:
—	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
—	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
—	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Tracey A. Zaccone of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3085.
*****
Very truly yours,

By:	/s/ Alex J. Tolston
	Name:	Alex J. Tolston
	Title:	General Counsel and Corporate Secretary